Exhibit 99.1
For Immediate Release
CECT Leads Drafting of CDMB, Competing for China National Standard for
Mobile TV Handsets
Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile”) announced today that the China Association for Standardization approved and issued CDMB (China Digital Multimedia Broadcast) mobile TV handset standard as the association standard (CSA158-2007) on May 18, 2007. CEC Telecom Co., Ltd. (“CECT”), the operating subsidiary of Qiao Xing Mobile, was the lead drafter of the CDMB standard, and seven other companies and institutions also participated in the drafting. The China Association for Standardization will submit the CDMB standard to the Standardization Administration of the People’s Republic of China as one of the candidates of the national standard for mobile TV handsets.
Chairman of Qiao Xing Mobile, Mr. Zhiyang Wu, commented, “We believe the CDMB standard will be competitive among the candidates of the national standard for mobile TV handsets. As the lead drafter of the CDMB standard, CECT has demonstrated that it has developed advanced mobile TV handset technology. We believe this competitive advantage will help CECT maintain its market position in the handset manufacturing industry in China. As always, CECT will continue following its differentiated strategy, consistently delivering differentiated products, and building a differentiated CECT brand.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 93.4%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
Safe Harbor Statement

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of May 18, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com
Shelldy Cheung
Christensen
Tel: 852 2117 0861
Email: scheung@ChristensenIR.com
Christopher Gustafson
Christensen
Tel: 1 212 618 1978
Email: cgus@ChristensenIR.com